UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                             (Amendment No. __) (*)

                    Under the Securities Exchange Act of 1934

                         Ameritrade Holding Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    03072H109
                -------------------------------------------------
                                 (CUSIP number)

                                  July 30, 2001
                -------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [ ]  Rule 13d-1 (b)
                              [X]  Rule 13d-1 (c)
                              [ ]  Rule 13d-1 (d)





(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03072H109                   13G


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Taunus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         5    SOLE VOTING POWER
                              *
NUMBER OF
SHARES                        SHARED VOTING POWER
BENEFICIALLY             6    N/A
OWNED BY
EACH                          SOLE DISPOSITIVE POWER
REPORTING                7    *
PERSON WITH
                              SHARED DISPOSITIVE POWER
                         8    NA

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                      [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     *

12   TYPE OF REPORTING PERSON

     HC, CO


* National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of the Taunus Corporation ("Taunus" and, together with NDB Group, the "Reporting Persons"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group has the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group has the right to acquire, subject to the terms and conditions of the Agreement, depends solely on the market price for the Class A Common Stock during a designated period. Each of the Reporting Persons hereby expressly declares, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of such Act or otherwise, the beneficial owner of such securities.

CUSIP No. 03072H109                   13G


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     National Discount Brokers Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         5    SOLE VOTING POWER
                              **
NUMBER OF
SHARES                        SHARED VOTING POWER
BENEFICIALLY             6    N/A
OWNED BY
EACH                          SOLE DISPOSITIVE POWER
REPORTING                7    **
PERSON WITH
                              SHARED DISPOSITIVE POWER
                         8    NA


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     **

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                      [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     **

12   TYPE OF REPORTING PERSON

     CO


** See note * on previous page.

Item 1(a).    Name of Issuer:

              Ameritrade Holding Corporation.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              The address of the Issuer's principal executive offices is 4211 South 102nd Street, Omaha, Nebraska 68127.


Item 2(a).    Name of Person Filing:

              This statement is filed on behalf of Taunus Corporation and National Discount Brokers Group, Inc.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal place of business of Taunus Corporation is 31 West 52nd Street, New York, New York 10019.

              The principal place of business of NDB Group is 10 Exchange Place Centre, Jersey City, New Jersey 07302.

Item 2(c).    Citizenship:

              The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).    Title of Class of Securities:

              The title of the securities is Class A Common Stock.

Item 2(e).    CUSIP Number:

              The CUSIP number of the Class A Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

Item 4.       Ownership.

               (a)   Amount beneficially owned:

                     Each of the Reporting Persons owns the amount of the Class
               A Common Stock as set forth on the applicable cover page.

               (b)   Percent of class:

                     Each of the Reporting Persons owns the percentage of the
               Class A Common Stock as set forth on the applicable cover page.

               (c)   Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:

                           Each of the Reporting Persons has the sole power to
                     vote or direct the vote of the Class A Common Stock as set forth on the applicable cover page.

                     (ii)  shared power to vote or to direct the vote:

                           Not applicable.

                     (iii) sole power to dispose or to direct the disposition
                           of:

                           Each of the Reporting Persons has the sole power to
                     dispose or direct the disposition of the Class A Common Stock as set forth on the applicable cover page.

                     (iv) shared power to dispose or to direct the disposition of:

                           Not applicable.

Item 5.       Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable.

Item 8.       Identification and Classification of Members of the Group.

                Not applicable.

Item 9.       Notice of Dissolution of Group.

                Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2001



                                       TAUNUS CORPORATION



                                       By: /s/ Douglas Barnard
                                           ------------------------
                                           Name:  Douglas Barnard
                                           Title: Managing Director and
                                                  Chief Financial Officer



                                       By: /s/ John Cipriani
                                           ------------------------
                                           Name:  John Cipriani
                                           Title: Director and
                                                  Assistant Treasurer

                                                                       EXHIBIT 1




                Consent of National Discount Brokers Group, Inc.
                ------------------------------------------------


              The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and National Discount Brokers Group, Inc. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  August 9, 2001



                                           NATIONAL DISCOUNT BROKERS
                                              GROUP, INC.



                                           By: /s/ Frank E. Lawatsch, Jr.
                                               ---------------------------------
                                               Name:  Frank E. Lawatsch, Jr.
                                               Title: Managing Director, General
                                                      Counsel and Secretary